NEWS RELEASE


                   April 23, 1998

                   Katherine Taylor
                   Investor Relations Manager                           AMCORE
                   815-961-7164                                FINANCIAL, INC.

                   John Hecht
                   Chief Financial Officer
                   815-961-2787


            AMCORE FINANCIAL, INC. REPORTS FIRST QUARTER EARNINGS
                       OPERATING EARNINGS UP 14 PERCENT

     ROCKFORD - Solid growth in core businesses resulted in record operating earnings for the first quarter ending March 31, 1998. Significant increases in mortgage revenues and trust and asset management income, along with continued loan growth, were primary factors contributing to the increase.

     "This is a great start for 1998 and reflects the strength of our core businesses and the recent sales of non-strategic business lines," said Robert
J. Meuleman, president and chief executive officer.

     HIGHLIGHTS

     * First quarter operating earnings were $9.4 million, an increase of 14 percent over the same period last year. This represents a $0.04 per share increase in diluted earnings per share to $0.34.

     * Net interest income, on a fully taxable equivalent basis, rose 7 percent or $2.1 million from the first quarter of 1997 and was driven by an 11 percent increase in average earning assets including $175 million in average loans.

     * AMCORE bolstered loan loss reserves during first quarter 1998 in response to strong loan growth. Since year-end 1997, nonperforming loans decreased nearly 4 percent. As a result, the ratio of loan loss reserves to non-performing loans is now 124 percent.

     * Lower mortgage interest rates has led to a refinancing boom, resulting in record originations. This resulted in a 96 percent or $1.4 million increase in mortgage revenues.

     * Strong sales efforts, robust stock market performance and the acquisition of Investors Management Group (IMG) in February contributed to a 36 percent or $1.4 million increase in trust and asset management income.

     * AMCORE completed the acquisition of Midwest Federal Financial Corp., Baraboo, Wisconsin on March 27, 1998 and recorded a $3.3 million after tax merger charge at the time of the acquisition. AMCORE now has $4 billion in assets.

     EARNINGS FROM OPERATIONS

     Net income from operations for the first quarter was $9.4 million, an increase of 14 percent from $8.2 million in the first quarter of 1997. Earnings per share on a diluted basis were $0.22 and included a $0.12 per share merger charge. The diluted earnings per share from operations was $0.34, an increase of 13 percent from $0.30 in first quarter 1997.

     Return on equity from operations was 13.09 percent for the first quarter, an increase of 19 basis points compared to the first quarter of 1997. "Our goal is to achieve a 15 percent ROE by year-end," said Meuleman.

     Continued growth in earning assets resulted in a 7 percent or $2.1 million increase in net interest income on a fully taxable equivalent basis. Earning assets increased 11 percent in the first quarter when compared to the first quarter of 1997. This is attributed to a $175 million or 10 percent increase in average loans and approximately $140 million increase on average in the investment leveraging program. This program, which earns a narrower spread, utilizes excess capital to improve return on equity. As a result, the net interest margin decreased 13 basis points to 3.55 percent when compared to the first quarter of 1997. The core interest margin, without the investment leveraging program, is 4.20 percent for the first quarter 1998 compared to
4.27 percent in the first quarter 1997.

     Mortgage revenues were $2.8 million compared to $666,000 in the same quarter last year. The increase is due to increased refinancing activity and the adoption of a new accounting rule, which reduced mortgage revenues by $742,000 in the first quarter 1997. Excluding the accounting charge in 1997, mortgage revenues rose 96 percent. Loan originations reached a record high of $104 million for the first quarter 1998.

     Trust and asset management revenues increased 36 percent to $5.3 million in the first quarter of 1998 from $3.9 million in the first quarter of 1997. The large increase was due to strong sales efforts, the acquisition of IMG in February and continued strength in investment markets.

     The Vintage Equity Fund has sustained a four or five-star rating from Morningstar for nine consecutive quarters. Assets in the Vintage Equity Fund increased 51 percent to $468 million and total Vintage Fund assets increased 55 percent to $1.1 billion compared to the previous year. A portion of the increase reflects the addition of IMG funds to the Vintage Funds.

     Other income decreased $2.4 million, primarily from the sale of the credit card portfolio for $1.9 million and $625,000 in collection fee revenue during the first quarter 1997. The bill collection company, Rockford Mercantile Agency, was sold at year-end 1997.

     Total operating expenses for the first quarter of 1998 increased $1.4 million or 6 percent when compared to the first quarter of 1997. Most of the increase of noninterest expense is the result of the acquisition of IMG and expenses related to the mortgage refinancing activity, including amortization and impairment of mortgage servicing rights. The efficiency ratio was 61.8 percent, a change of .48 percent from the same period last year.

     REPORT ON ASSET QUALITY

     The allowance for loan losses to total loans was 1.10 percent at March 31, 1998, compared to 1.01 percent at year-end of 1997. The allowance for loan losses to non- performing loans increased to 124 percent from 100 percent at year-end 1997. Total non-performing assets at March 31, 1998 were $20.8 million, or .52 percent of total assets. This was a decrease of $743,000 from year-end 1997.

     During January 1998, AMCORE completed the sale of the satellite dish portfolio at the Consumer Finance Company and recognized approximately $300,000 of additional discount at the time of sale.

     As a result of this sale, AMCORE anticipates its net charge-offs will decrease during 1998. Net charge-offs for first quarter 1998 were $454,000, a 61 percent decrease from the same period last year, which represents only .09 percent of average loans.

     "We have focused our attention on building a stronger balance sheet in 1998, including higher reserve levels," said Meuleman. "At the same time, we have reduced our overall credit risk exposure with the sale of the satellite dish."

     AMCORE Financial, Inc., headquartered in northern Illinois, is a financial services company with banking assets of $4 billion and 11 banks operating in 68 locations in Illinois and Wisconsin. The company also has four financial services companies: AMCORE Investment Group, which provides trust and brokerage services, and through its wholly owned subsidiary, Investors Management Group, offers capital management and mutual fund administrative services, and is the investment advisor for the Vintage family of mutual funds; AMCORE Mortgage, Inc.; AMCORE Consumer Finance Company, Inc. and AMCORE Insurance Group, Inc.

     This news release may contain forward-looking statements within the meaning of the private securities litigation reform act of 1995 with respect to the results of operations and businesses of AMCORE. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated, projected, forecasted or estimated in such forward-looking statements include, among others, the following possibilities: (i) heightened competition, including the intensification of price competition, the entry of new competitors and the formation of new products by new and existing competitors; (ii) adverse state and federal legislation and regulation; (iii) failure to obtain new customers or retain existing customers; (iv) inability to carry out marketing and/or expansion plans; (v) loss of key executives; (vi) changes in interest rates, including effect of prepayment; (vii) general economic and business conditions which are less favorable than expected; (viii) unanticipated changes in industry trends; and (ix) changes in Federal Reserve Board Monetary policies,
(x) inability to realize cost savings anticipated with mergers or data processing outsourcing; and (xi) higher than expected costs or other difficulties associated with merger integration or data processing conversion.

     AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial Inc. can be found at our website at http://www.AMCORE.com.

                                     (##)

                            AMCORE FINANCIAL, INC.
                   CONSOLIDATED KEY FINANCIAL DATA SUMMARY

NOTE: All prior year amounts have been restated to reflect the mergers with First National Bancorp, Inc. on April 18, 1997 and Country Bank Shares Corporation on July 16, 1997, and the three-for-two stock split effective September 17, 1997. These mergers were accounted for under the pooling of interests method. AMCORE Financial, Inc. (AFI) acquired Investors Management Group, Ltd. on February 17, 1998. AFI merged with Midwest Federal Financial Corp. on March 27, 1998. This transaction was accounted for as a pooling of interests, however, the size of the transaction does not require restatement of prior year amounts.


(IN THOUSANDS, EXCEPT SHARE DATA)
                                                              QUARTER ENDED MARCH 31,        TRAILING TWELVE MONTHS ENDED MARCH 31,
                                                        ----------------------------------   --------------------------------------
                                                                                   PERCENT                                PERCENT
FINANCIAL HIGHLIGHTS                                      1998         1997         CHANGE      1998          1997         CHANGE
------------------------------------------------------------------------------------------   --------------------------------------
Net revenues, including security gains............      $41,892      $39,269          6.7%    $162,810      $152,522         6.7%
Net interest income - FTE.........................       31,411       29,296          7.2%     123,657       117,098         5.6%
Operating expenses................................       27,409       25,966          5.6%     114,303       100,280        14.0%
Net income from operations........................        9,406        8,239         14.2%      36,275        33,217         9.2%
Net income........................................        6,099        8,239        -26.0%      26,524        33,217       -20.1%
Basic earnings per share from operations..........         0.35         0.31         12.9%        1.35          1.25         8.0%
Basic earnings per share..........................         0.23         0.31        -25.8%        0.99          1.25       -20.8%
Diluted earnings per share from operations........         0.34         0.30         13.3%        1.32          1.22         8.2%
Diluted earnings per share........................         0.22         0.30        -26.7%        0.96          1.22       -21.3%
Cash dividends per share..........................         0.12         0.10         20.0%        0.47          0.39        20.5%
Book value per share..............................        10.83         9.53         13.6%

                                                              QUARTER ENDED MARCH 31,
                                                        ----------------------------------
                                                                                   PERCENT
KEY FINANCIAL RATIOS (A)                                  1998          1997        CHANGE
------------------------------------------------------------------------------------------
   Return on average assets.......................        1.03%         1.00%        0.03%
   Return on average equity.......................       13.09%        12.90%        0.19%
   Net interest margin (FTE)......................        3.55%         3.68%       -0.13%
   Core interest margin (FTE).....................        4.20%         4.27%       -0.07%
   Efficiency Ratio (FTE) ........................       61.80%        62.28%       -0.48%

(A) All 1998 ratios have been adjusted to exclude merger-related charges recorded in the first quarter.


INCOME STATEMENT
------------------------------------------------------------------------------------------
Interest income...................................      $68,315      $61,035         11.9%
Interest expense..................................       39,362       33,926         16.0%
                                                        ----------------------------------
   Net interest income............................       28,953       27,109          6.8%
Provision for loan losses.........................        2,145        1,915         12.0%
Non-interest income:
   Trust and asset management income..............        5,261        3,858         36.4%
   Service charges on deposits....................        1,864        1,912         -2.5%
   Mortgage revenues..............................        2,759          666        314.3%
   Insurance revenues.............................          455          420          8.3%
   Other..........................................        2,058        4,444        -53.7%
                                                        ----------------------------------
      Total non-interest income...................       12,397       11,300          9.7%
Net security gains................................          542          860        -37.0%
Operating expenses:
   Personnel costs................................       15,670       15,331          2.2%
   Net occupancy expense..........................        1,713        1,688          1.5%
   Equipment expense..............................        1,821        2,048        -11.1%
   Professional fees..............................          895        1,057        -15.3%
   Amortization of intangible assets..............          586          550          6.5%
   Other..........................................        6,724        5,292         27.1%
                                                        ----------------------------------
      Total operating expenses....................       27,409       25,966          5.6%
                                                        ----------------------------------
Income before income taxes........................       12,338       11,388          8.3%
Income taxes......................................        2,932        3,149         -6.9%
                                                        ----------------------------------
NET INCOME FROM OPERATIONS........................      $ 9,406      $ 8,239         14.2%
   Merger related charges, net of tax ............        3,307            0          0.0%
                                                        ----------------------------------
NET INCOME........................................      $ 6,099      $ 8,239        -26.0%
                                                        ==================================


Average shares outstanding - basic (000)..........       27,099       26,791          1.1%
Average shares outstanding - diluted (000)........       27,533       27,293          0.9%
Ending shares outstanding (000)...................       29,043       26,811          8.3%


AMCORE FINANCIAL, INC.

                                                                          QUARTER ENDED MARCH 31,
                                                               ----------------------------------------------
(in thousands)                                                         1998                     1997
-----------------------------------------------------------    ----------------------------------------------
                                                  ENDING         AVERAGE      YIELD/      AVERAGE      YIELD/
                                                  BALANCE        BALANCE       RATE       BALANCE       RATE
-----------------------------------------------------------    ----------------------------------------------
ASSETS:
   Taxable securities.........................  $1,247,857     $1,162,478     6.93%     $1,046,123     6.75%
   Tax-exempt securities (FTE)................     337,032        328,712     8.07%        294,380     8.07%
   Other earning assets.......................       4,880         10,209     5.25%         16,928     4.70%
   Loans held for sale........................      37,698         28,552     7.57%          9,236     6.19%
   Loans, net of unearned income (FTE)........   2,161,510      1,971,572     8.77%      1,795,846     8.76%
                                                -----------    ---------------------------------------------
      Total Earning Assets (FTE)..............  $3,788,977     $3,501,523     8.10%     $3,162,513     8.05%
      Intangible assets.......................      19,378         15,247                   13,640
      Other non-earning assets................     223,408        201,460                  177,775
                                                -----------    ---------------------------------------------
      TOTAL ASSETS............................  $4,031,763     $3,718,230               $3,353,928
                                                ===========    =============================================
LIABILITIES AND STOCKHOLDERS' EQUITY:
   Interest bearing deposits..................  $2,397,758     $2,221,116     4.95%     $2,025,552     4.72%
   Non-interest bearing deposits..............     336,853        316,274                  296,975
                                                -----------    ---------------------------------------------
      Total Deposits..........................  $2,734,611     $2,537,390               $2,322,527
                                                -----------    ---------------------------------------------
   Short-term borrowings......................     662,300        632,941     5.76%        614,833     5.60%
   Long-term borrowings.......................     263,494        204,490     6.29%        115,666     6.25%
                                                -----------    ---------------------------------------------
      Total Interest Bearing Liabilities......   3,323,552      3,058,547     5.21%      2,756,051     4.98%
      Other liabilities.......................      56,909         51,901                   41,898
                                                -----------    ---------------------------------------------
      Total Liabilities.......................  $3,717,314     $3,426,722               $3,094,924
      Stockholders' Equity....................     314,449        291,508                  259,004
                                                -----------    ---------------------------------------------
      TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY....................  $4,031,763     $3,718,230               $3,353,928
                                                ===========    =============================================

                                                ----------------------------------------------------------------
                                                                          QUARTER ENDED
                                                ----------------------------------------------------------------
                                                 MARCH 31,     MARCH 31,     PERCENT     DECEMBER 31,    PERCENT
ASSET QUALITY (IN THOUSANDS)                       1998          1997         CHANGE         1997         CHANGE
----------------------------------------------------------------------------------------------------------------
Ending allowance for loan losses.............      $23,745      $20,060         18.4%       $19,908        19.3%
Net charge-offs..............................          454        1,150        -60.5%         2,030       -77.6%
Net charge-offs to average loans (B).........         0.09%        0.26%       -0.17%          0.42%       -0.3%

Non-performing assets:
   Nonaccrual................................      $19,138      $18,241          4.9%       $19,491        -1.8%
   Restructured..............................            0          381          N/M            377         N/M
                                                ----------------------------------------------------------------
      Non-performing loans...................       19,138       18,622          2.8%        19,868        -3.7%
   Other real estate owned (OREO)............        1,655          933         77.4%         1,668        -0.8%
                                                ----------------------------------------------------------------
      Total non-performing assets............      $20,793      $19,555          6.3%       $21,536        -3.5%
                                                ----------------------------------------------------------------

Loans 90 days past due and still accruing....      $ 3,430       $4,676        -26.6%        $3,386         1.3%

(B) On an annualized basis.

KEY ASSET QUALITY RATIOS
----------------------------------------------------------------------------------------------------------------
   Allowance to ending loans.................         1.10%        1.11%       -0.01%          1.01%       0.09%
   Allowance to non-performing loans...........     124.07%      107.72%       16.35%        100.20%      23.87%
   Non-performing loans to loans.............         0.89%        1.03%       -0.14%          1.01%      -0.12%
   Non-performing assets to loans & OREO.......       0.96%        1.08%       -0.12%          1.10%      -0.14%
   Non-performing assets to total assets......        0.52%        0.58%       -0.06%          0.59%      -0.07%

CAPITAL ADEQUACY
----------------------------------------------------------------------------------------------------------------
  Total risk-based capital...................        14.05%       15.26%       -1.21%         14.38%      -0.33%
  Tier 1 risk-based capital..................        13.09%       14.29%       -1.20%         13.50%      -0.41%
  Leverage ratio.............................         8.81%        8.73%        0.08%          8.31%       0.50%
